AMARIN ANNOUNCES COMPLETION OF $70 MILLION PRIVATE PLACEMENT

DUBLIN, Ireland, October 19, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced it has closed its $70 million private placement. The transaction was led by existing investor, Fountain Healthcare Partners, on behalf of funds affiliated with other existing investors Sofinnova Ventures, Orbimed Advisors and Longitude Capital. The new investor group was led by funds affiliated with Abingworth LLP and included APG Asset Management, Great Point Partners, Tavistock Life Sciences Company and RA Capital. Cowen and Company, LLC acted as the exclusive placement agent for the transaction.

As previously announced, Mr. Thomas Lynch will step down as Chief Executive Officer (CEO) and maintain his position as Chairman. Commenting on his transition to the role of interim CEO, Dr. Declan Doogan said “I am pleased to accept the role of CEO at Amarin, taking over from my colleague Thomas Lynch. During his time as CEO, Thomas has very successfully guided Amarin through a clinical and corporate transition during challenging economic times. As a result, Amarin has emerged in a significantly stronger position with the financial resources to advance its focused clinical strategy. With the Phase 3 program fully funded we are now looking forward to the commencement of the trials.”

Following the closing of the financing, certain corporate functions will be moved from Amarin’s Dublin office to its Connecticut office in the United States.  In that regard, Alan Cooke, President, Chief Operating Officer and Chief Financial Officer, has decided to leave the Company later this year to pursue other interests but will remain through the transition of these functions to the U.S.

Thomas Lynch, Chairman of Amarin, commented “On behalf of my colleagues at Amarin, I would like to thank Alan for the invaluable contribution he has made during his five years with the Company. Alan has played a key role helping to shape and execute Amarin’s strategy and in managing our fund raising activities. We are pleased that Alan will continue to work with Amarin to ensure a smooth transition of functions to the U.S.”

Following the closing of this financing, Amarin has 98,801,974 Ordinary Shares in issue.

As a result of the closing of the private placement announced today, pursuant to an agreement the Company entered into with the investors under the previously disclosed Securities Purchase Agreement dated May 13, 2008, the second tranche funding option and the preemptive, registration and board seat rights provided by that agreement have been cancelled and the eight preference shares granted to certain of the 2008 investors have been converted to eight ordinary shares in Amarin.

The securities issued by the Company in the equity financing are not registered under the Securities Act of 1933, as amended (the "Securities Act"), may not be offered or sold in the United States and may not be resold by the purchasers thereof, in each case, absent registration or an applicable exemption from the registration requirements of the Securities Act.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The securities will not be sold in any jurisdiction in which such offering would be unlawful.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 product comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia and mixed dyslipidemia under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 products in treating cardiovascular disease.

Amarin has a number of non-core programs for partnering in the area of central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman
Dr. Declan Doogan, Interim Chief Executive Officer
Alan Cooke, President, Chief Operating Officer and Chief Financial Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of October 19, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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